Exhibit 99.1

Atna Reports Encouraging Results from Cachinal Joint Venture, Chile

Vancouver, B.C. (June 15, 2005) Atna Resources Ltd. (TSX:ATN) is pleased to announce that significant silver mineralization has been discovered (announced April 28, 2005 by Valencia Ventures Inc. TSX-V:VVI) adjacent to the Cachinal Silver-Gold joint venture project, Chile.

Atna optioned its Cachinal project to Valencia, as part of Valencia’s 9200-hectare land package in northern Chile (October 12, 2004). Valencia has advised Atna that recent drilling resulted in silver intersections including 231.4 grams per tonne (g/t) silver (Ag) over 18 meters (6.8 ozs/ton over 59 feet) including 670 g/t/5 meters (9.5 ozs/ton over 16.4 feet), 189.3g/t Ag/21 meters (5.5 ozs/ton over 69 feet), and 114.6g/t Ag/14 meters (3.3 ozs/ton over 46 feet). The silver mineralization occurs in the historic Cachinal de la Sierra District in Region II, which hosts El Penon, one of the lowest cost gold mines in the world. The reported drill results occur 5 km north of the Atna claim boundary in a prolific vein system, which strikes south towards the Atna ground.

Soil sampling performed by Valencia in their exploration program on the optioned Atna ground highlighted the “Relincho” geochemical anomaly. The anomaly extends over 600m north-south by 1000m east-west and has returned values up to 0.597 ppm Au and 2.19 ppm Ag. Excavator trenching in the anomalous area exposed alteration consistent with epithermal mineralization, including alunite, strong silicification, and quartz microfractures in altered rhyo-dacites and tuffs. Assay results of trench sampling are pending. Further trenching may be required prior to an initial program of RC Drilling.

Atna President and CEO, David Watkins remarked, “We are excited to see one of our partners enjoying success on a project where Atna retains a right to participate. It is particularly notable that the “Relincho” anomaly on the optioned Atna ground appears to have a high ratio of gold to silver. Atna will continue to monitor progress while we focus on developing the Pinson gold project in Nevada.”

Atna is building a successful gold exploration, development, and mining enterprise in Nevada. The company is exploring and developing a portfolio of gold projects, including the Pinson mine, where underground exploration and development began at the end of May, 2005.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Corporate Communications Manager & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com
http://www.atna.com